UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): January 17, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

PRESS RELEASE: On January 17, 2012, National Bancshares Corporation issued a press release announcing the appointment of Mark R. Witmer as a Director of the company. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Exhibits

99.1 National Bancshares Corporation press release dated January 17, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: January 17, 2012   /s/ Mark R. Witmer
                                Mark R. Witmer
                                President and Chief Executive Officer

PRESS RELEASE Exhibit 99.1

Date: January 17, 2012

Company: **National Bancshares Corporation**
112 West Market Street
Orrville, Ohio 44667

Contact: Mark R. Witmer
President and CEO

Phone: **330.682.1010**

Fax: 330.682.4644

NATIONAL BANCSHARES CORPORATION APPOINTS MARK R. WITMER, DIRECTOR

Orrville, Ohio – National Bancshares Corporation (OTC: NBOH) today announced that its Board of Directors has appointed Mark R. Witmer, a Director of the Company and it's subsidiary First National Bank. Mr. Witmer has been appointed as a Class II Director, with a term expiring in April 2013, to fill a vacancy created by the retirement of a former Director.

As indicated in Form 8-K filed on September 21, 2011, Mark R. Witmer was named by National Bancshares Corporation and its wholly owned subsidiary, First National Bank to serve as President and Chief Executive Officer.

Mr. Witmer joined the Bank in July, 2010 as head of Agribusiness and Community Banking. Since joining the Bank, Mark's efforts have resulted in expanding Agriculture and Community Bank lending by more than 40%. Prior to joining the Bank he had extensive experience in the Farm Credit System, including commercial and consumer lending, agribusiness development, and dealer credit. Most recently he was Executive Vice President and Chief Credit Officer at Ag Choice Farm Credit. Prior to his duties with Farm Credit he was Senior Vice President, Sky Bank, Salineville, Ohio. Mr. Witmer and his wife live in Dalton, Ohio. They have four daughters.

Mr. Witmer holds a B.S. in Business/Finance from Malone University in Canton, Ohio and a Masters in Agribusiness from Virginia Tech in Blacksburg, Virginia. He was President of the South Range Local Board of Education. Mr. Witmer is currently on the Board of the Orrville/Dalton YMCA, the Orrville Boys and Girls Club, the Wayne County Economic Development Council, and a member of the Orrville Exchange Club.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio, with fourteen banking offices located in Orrville, Wooster, Massillon, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-looking Statements – *This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily subject to many risks and uncertainties. A number of things could cause actual results to differ materially from those indicated by the forward-looking statements. These include factors such as changes in the competitive marketplace, changes in the interest rate environment, economic conditions, changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the Security and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company disclaims any obligation to publicly update or revise any forward-looking statements on the occurrence of future events, the receipt of new information, or otherwise.*